Exhibit 99.6

BAYTEX ANNOUNCES QUARTERLY DIVIDEND FOR OCTOBER 2026

CALGARY, ALBERTA (July 30, 2026) – Baytex Energy Corp. ("Baytex" or the "Company") (TSX:BTE) (NYSE:BTE) announces that its Board of Directors has declared a quarterly cash dividend of CDN$0.0225 per share to be paid on October 1, 2026 to shareholders of record on September 15, 2026.

The U.S. dollar equivalent amount is approximately US$0.0161 per share assuming a foreign exchange rate of 1.40 CAD/US. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. This dividend is designated an "eligible dividend" for Canadian tax purposes and is considered a "qualified dividend" for U.S. income tax purposes.

Baytex Energy Corp.

Baytex Energy Corp. is a Calgary-based energy company committed to driving shareholder value through disciplined execution. The Company operates in the Western Canadian Sedimentary Basin, featuring the Duvernay and heavy oil plays in Alberta and Saskatchewan. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Chad Lundberg	Chad Kalmakoff	Chris Lessoway
President and Chief Executive Officer	Chief Financial Officer	Vice President, Finance and Treasurer
Baytex Energy Corp.	Baytex Energy Corp.	Baytex Energy Corp.

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com